Exhibit 3
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FOR IMMEDIATE RELEASE                                             September 2007

                              WPP GROUP PLC ("WPP")
              WPP acquires 51 % of Plano.Trio Comunicacao in Brazil


WPP announces that it has acquired a 51% stake in Plano.Trio Comunicacao ("Plano.Trio"), a specialist in trade and channel marketing, events, promotions and design, in Brazil.

Founded in 2003 and headquartered in Sao Paulo, with offices in Curitiba and Porto Alegre in a network spanning some of the major markets of Brazil, Plano.Trio employs 350 full time professionals and over 3800 field marketing representatives. Plano.Trio's clients include Grendene, Nokia, Procter & Gamble, Vivo and Whirlpool.

Plano.Trio had unaudited revenues of US$47 million for the year ended 31 December 2006, with gross assets as of 30 June 2007 of US$23.8 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204
www.wpp.com
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